December 4, 2006

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re:	MRU Holdings, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-3 SEC File Number: 333-138559 Accession Number: 0001144204-06-049924 Form A W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), MRU Holdings, Inc., a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of its Pre-Effective Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-138559) (the “Pre-Effective Amendment”) that was filed on November 22, 2006. The Pre-Effective Amendment was intended to amend the Company’s Registration Statement on Form S-3 (File No. 333-138558)(the “Registration Statement”) filed on November 9, 2006, but inadvertently referred to SEC File 333-138559 (the file number for a separate Registration Statement on Form S-3, also filed on November 9, 2006) on its cover page when in fact it should have referred to the file number for the Registration Statement (File No. 333-138558).

Accordingly, the Company is requesting that the Pre-Effective Amendment that was filed on November 22, 2006 be withdrawn and is re-filing a new pre-effective amendment to the Registration Statement that will include the correct SEC File Number on the cover page as well as reference to the correct registration statement form originally used in filing the Registration Statement on Form S-3. The Company confirms that no securities have been sold in connection with the Pre-Effective Amendment.

Securities and Exchange Commission
December 4, 2006

Please contact our outside legal counsel, Louis Zehil of McGuireWoods LLP, should you have further questions regarding our request for withdrawal. Mr. Zehil may be reached at 904-798-3207. Thank you for your assistance in this matter.

Very truly yours,

MRU Holdings, Inc.

/s/ Edwin J. McGuinn, Jr.
Edwin J. McGuinn, Jr.
Chief Executive Officer